Exhibit 1.1

BYLAWS

TITLE I

CORPORATE NAME, HEAD OFFICES, JURISDICTION, DOMICILE AND CORPORATE PURPOSE

Article 1. GETNET Adquirência e Serviços para Meios de Pagamento S.A. ("Company") is a corporation governed by the provisions hereof and by the applicable legal provisions, in particular by Law No. 6,404 of December 15, 1976, as amended ("Corporations Act").

Article 2. The Company has its registered office, its chosen jurisdiction and its domicile in the city of São Paulo, in the State of São Paulo.

Sole Paragraph: The Executive Board is responsible for deciding to change the address of the Company's principal place of business and to open, transfer or close branches, agencies or offices in any location in the country.

Article 3. The Company's corporate purpose is:

(i) the provision of accreditation services for commercial establishments, individuals and service providers for the acceptance of credit and debit cards, as well as other means of payment or electronic means necessary for registering and approving non-financial transactions.

(ii) provision of services for (a) capturing, transmitting and processing data and information, through a network of various equipment, as well as other related services; (b) management of payments and receipts made to establishments accredited to its network, and other related services; and (c) installation, de-installation, monitoring, supply, maintenance, leasing and commercialization of equipment used in transaction capture networks, and other related services; (d) development and marketing or licensing software; (e) marketing products or distributing services from companies that provide registration information; (f) promoting the sale, distribution and intermediation of prepaid credits from the mobile service, fixed-line telephone, electronic ticketing and other types of prepaid services, and other related services; (g) provision of commercial support services, such as accreditation and disqualification of natural and legal persons, after-sales and out-of-court charges and other related services; (h) provision of technical, commercial and logistical infrastructure services for businesses related to the receipt of accounts from concessionaires, banks and other collection documents, and for businesses related to the provision of banking correspondent services, including other related services, and (i) promoting the sale and distribution of microchips (smart cards) for the mobile service and other modalities;

(iii)  issuance of electronic money pursuant to the regulations of the Central Bank of Brazil and provision of services for: (a) management of prepaid payment accounts;

(b) provision of a Payment transaction based on electronic money contributed to prepaid payment accounts; and, (c) conversion of funds into physical or book-entry money, enabling them to be accepted with settlement in a prepaid payment account that it manages; and

(iv) the interest in other companies as partner, shareholder or quotaholder.

Article 4. The Company shall have an indefinite term of duration.

CHAPTER II

SHARE CAPITAL AND SHARES

Article 5. The Company's fully subscribed and paid-in share capital is one billion, four hundred and twenty-two million, four hundred and ninety-six thousand, two hundred and thirty-nine reais and seventy-four cents (BRL 1,422,496,239.74), divided into one billion, eight hundred and sixty-six million, seven hundred and twenty-two thousand, two hundred and two (1,866,722,202) shares, being nine hundred and fifty million, seven hundred and eighteen thousand, four hundred and seventy-seven (950,718.477) common shares and nine hundred and sixteen million, three thousand, seven hundred and twenty-five (916,003,725) preferred shares, registered and without par value.

Paragraph 1 The Company is authorized to increase the share capital, by resolution of its Board of Directors, regardless of any amendment to its organizational documents, up to the total limit of five billion (5,000,000,000) common or preferred shares, without maintaining any specified ratio between the shares of each type, subject always, in the case of preferred shares, to the maximum limit permitted by law.

Paragraph 2 When share capital is increased, the shares may be totally subscribed and paid up by an interested shareholder, in his/her/its own name and on behalf of the other shareholders, as his/her/its fiduciary agent, with the commitment to pass on to them, within the term of the preemptive right, the shares to which he/she/it is entitled by virtue of his/her/its preemptive right in subscribing for the capital increase or any amounts left over.

Paragraph 3 Provided that the authorized capital limit is not exceeded, the Board of Directors may resolve to issue subscription warrants.

Paragraph 4 Within the limit of authorized capital and under the plan approved by the Shareholders' Meeting, the Company can grant call options to management, employees or natural persons providing services to it, or to management, employees or natural persons providing services to entities under its control, to the exclusion of the preemptive right of shareholders in connection with the granting and exercise of call options.

Paragraph 5 Each common share entitles its holder to one vote at the Shareholders’ Meetings.

Paragraph 6 Preferred shares convey the following advantages on their holders:

I – dividends ten percent (10%) higher than those attributed to common shares;

II – priority in the distribution of dividends;

III – participation, under equal terms with common shares, in capital increases arising from the capitalization of reserves and income, as well as in the distribution of bonus shares created by the capitalization of suspended incomes, reserves or any other resources;

IV – priority in the reimbursement of capital, free from premium, in case of the liquidation of the Company; and

V – right to be included in a public offering as a result of the Sale of Control of the Company at the same price and under the same conditions offered to the Transferor Controlling Shareholder, as set forth in Chapter X of these Bylaws.

Paragraph 7 Preferred shares do not entitle the holder voting rights, except in respect of the matters listed below:

I - conversion, incorporation, merger or spin-off of the Company;

II - approval of agreements between the Company and Controlling Shareholder, directly or through third parties, as well as other companies in which the Controlling Shareholder has an interest, whenever they are subject to a resolution in the Shareholders’ Meeting, as provided in law or in the Bylaws; and

III - appraisal of assets intended to be used for payment in full of the Company’s capital increase;

Paragraph 8 All shares are registered and held in deposit accounts, under the name of their holders, by the Company itself, without certificates being issued; and the shareholder may be charged for the cost of the transfer of ownership of the shares.

Paragraph 9 A Shareholders’ Meeting may, at any time, decide to convert the preferred shares into common shares, settling the conversion ratio.

Paragraph 10 The Company may acquire its own shares, upon authorization by the Board of Directors, with the purpose of holding them in treasury for subsequent disposal or cancellation, subject to the legal and regulatory provisions in effect.

Paragraph 11 The Company may, by means of a communication to B3 S.A. – Brasil, Bolsa e Balcão and publication of an announcement, suspend the transfer and stock split services, for a maximum period of fifteen (15) consecutive days or ninety (90) interleaved days, during the year.

Paragraph 12 The new shares, fully paid up, may receive dividends in full, regardless of the subscription date. It shall be the responsibility of the Shareholders' Meeting or of the Board of Directors, as the case may be, to set out the payment conditions for newly-subscribed shares, and for bonus shares issued, and they may also create incentives for the immediate paying-in of the corresponding amounts.

Paragraph 13 The preemptive right may be excluded or the exercise period may be reduced, at the discretion of the Board of Directors, in connection with the issuances of shares and subscription warrants, placement of which is made through (i) sale on the stock exchange or public subscription, or (ii) share exchange, in a tender offer, pursuant to Law.

CHAPTER III

SHAREHOLDERS' MEETING

Article 6. The Shareholders' Meeting shall be held, ordinarily, within the first four months after the end of the fiscal year, and, extraordinarily, whenever the corporate interests so require.

Paragraph 1. The Shareholders' Meeting shall be convened by the Board of Directors or, in cases provided by law, by shareholders or by the Fiscal Council, by means of a published announcement, with the first call being made at least fifteen (15) days in advance and the second at least eight (8) days in advance. The Shareholders’ Meeting called to resolve on the deregistration of the publicly-held company, shall be called at least thirty (30) days in advance.

Paragraph 2. A shareholder may be represented at a Shareholders' Meeting by an attorney-in-fact authorized for less than one (1) year, who must be a shareholder, Company manager or lawyer, pursuant to the Corporations Act, and the prior submission of the respective power of attorney at the Company's registered office may be required, within the period indicated in the notice of the meeting.

Article 7. The Shareholders' Meeting shall be installed and chaired by the Chairman of the Board of Directors, by any member of the Executive Board, or even by the representative of the Controlling Shareholder, who shall invite one of the attendees to act as secretary.

Article 8. The Shareholders' Meeting is responsible for resolving upon all matters that are private to it, pursuant to current legislation. The resolutions of the Shareholders' Meeting shall be taken by an absolute majority of votes.

CHAPTER IV

COMPANY’S MANAGEMENT

Article 9. The Company shall be managed by a Board of Directors and an Executive Board.

Article 10. Only natural persons may be elected to be members of the management bodies. The members of the Board of Directors may be shareholders or not, residents in the country or not, and the members of the Executive Board may be shareholders or not, residents in the country.

Article 11. Managers shall take office by means of investiture instruments drafted in the books of Minutes of the Board of Directors or of the Executive Board, as the case may be, regardless of posting bond, after the approval of their names by the Central Bank of Brazil, as well as compliance with the applicable legal requirements.

Sole paragraph. The term of investiture must be signed within thirty (30) days following the approval of the election by the competent governmental body, unless rationale accepted by the management body for which the Director or Officer has been elected, under penalty of becoming void.

Article 12. Directors and Officers are prevented from intervening in the study, deferral or settlement of business or loans of interest to the Company:

I – that they are partners or shareholders with more than five percent (5%) of the share capital; or

II – of whose management they are members or have been a member up to six (6) months prior to their investiture in the position of manager of the Company.

Article 13. The members of the Board of Directors, up to one third (1/3), may be elected for the positions in the Executive Board.

Sole Paragraph. The offices of Chairman of the Board of Directors and of Chief Executive Officer shall not be accumulated by the same person.

Article 14. The terms of office of the members of the Board of Directors and the Executive Board are unique and coincident, and the term of office of each of the managers shall extend until the investiture of their replacement.

Article 15. The Shareholders' Meeting shall establish the annual overall remuneration of the managers and it shall be incumbent upon the Board of Directors to distribute the amount individually. Profit sharing may be attributed to the Managers, pursuant to Article 190 of the Corporations Act, subject to legal limits and provisions.

Section I

Board of Directors

Article 16. The Board of Directors shall consist of at least five (5) and at most twelve (12) members, elected by the Shareholders' Meeting, with a unified term of office of two (2) years, considering each year as the period between two (2) Annual Shareholder's Meetings, reelection being permitted.

Paragraph 1 At the Shareholders’ Meeting which is held to resolve the election of the members of the Board of Directors, the shareholders shall first determine the effective number of members of the Board of Directors to be elected.

Paragraph 2 At the end of the term of office the members of the Board of Directors shall remain in office until the new members are elected.

Paragraph 3 The member of the Board of Directors shall have no access to information or attend to Board meetings in connection with matters in which they have an interest, or which represent a conflict of interest with that of the Company.

Paragraph 4 The Board of Directors, for the better performance of its functions, may set up committees or working groups with defined objectives, which shall act as auxiliary bodies without powers of decision, always with the purpose of advising the Board of Directors, made up of members nominated by the Board from among the members of the management and/or other persons directly or indirectly connected with the Company.

Article 17. The Board of Directors shall have one (1) Chairman and one (1) Vice-Chairman, who shall be elected by the majority of votes of those in attendance at the Shareholders' Meeting that appoints the members of the Board of Directors, subject to the provisions of §3 in the event of vacancy and in the absence or temporary impediment of the positions of Chairman and Vice-Chairman.

Paragraph 1 The Chairman of the Board of Directors shall be replaced by the Director appointed by the Vice-Chairman. In case of absence or temporary impediments of the Vice-Chairperson, the Chairperson shall appoint a substitute from among the other members. In the case of temporary impediments or absences of the other members of the Board of Directors, each director shall appoint his/her/its substitute among the other Directors.

Paragraph 2 The substitutions provided for in this article that imply the accumulation of positions shall not imply the accumulation of fees and other advantages, nor the voting right of the person replaced.

Paragraph 3 In the event of a vacancy in the position of Chairman of the Board of Directors, the Vice-Chairman shall take on his/her/its duties, his/her/its position remaining unchanged. In the event of a vacancy in the position of Vice-Chairman, the Chairman shall appoint his/her/its substitute from the remaining Directors. In the event of vacancy in the position of member of the Board, and if necessary to compose the minimum number of members referred to in the head provision of article 16 of these Bylaws, the Board of Directors shall appoint his/her/its substitute, ad referendum from the next Shareholders' Meeting.

Article 18. The Board of Directors shall meet, annually, four (4) times a year; however, the meetings may be held more frequently, if the Chairman of the Board of Directors so requests.

Paragraph 1 The call notices for the meetings shall be made through a notice in writing delivered to each Member of the Board of Directors within at least five (5) business days in advance, unless the majority of its acting members determine a lower term, but not below forty eight (48) hours, pursuant to Paragraph 3 of this article.

Paragraph 2 The calls shall indicate the place, date and time of the meeting, as well as, briefly, the agenda.

Paragraph 3 The presence of all members shall allow the holding of meetings of the Board of Directors, regardless of prior call;

Paragraph 4 The Board of Directors' meetings shall take place at the Company's headquarters, or, if all Directors decide, in another location. The members of the Board of Directors may also meet via teleconference, videoconference or other similar means of communication, which shall be held in real time, and considered as a single act.

Paragraph 5 The Board of Directors' meetings shall be installed with a minimum quorum of fifty percent (50%) of its elected members. If there is no installation quorum on first call, the Chairman must call a new meeting of the Board of Directors, which may be installed, on second call, to take place at least two (2) business days in advance, with any number. The matter that is not on the agenda of the original meeting of the Board of Directors cannot be considered on second call, unless all members are in attendance and they expressly agree with the new agenda.

Paragraph 6 The Board of Directors' meetings shall have one (1) Secretary appointed by who presides over them and all its resolutions shall be included in the minutes drawn up in the appropriate book, and those that produce effects before third parties shall be published.

Paragraph 7 The Board of Directors' resolutions shall be taken by majority vote among the members in attendance.

Article 19. In addition to the duties assigned by law or by the Bylaws, the Board of Directors shall:

I.  comply with and to ensure compliance with these Bylaws and resolutions of Shareholders’ Meeting;

II.  determine the overall direction of the Company's business and operations;

III.  appoint and dismiss Officers and to establish their duties;

IV.  set the compensation, the indirect benefits and the other incentives of the Officers, within the global management compensation limits approved in the Shareholders' Meeting;

V.  supervise the management of the Officers; examine at any time the books and papers of the Company; request information on agreements signed or to be signed and any other acts;

VI.  choose and to dismiss the independent auditors establishing their compensation, as well as to call on them to give the explanations that it may consider necessary about any matter;

VII.  give an opinion on the Management's Report, the Executive Board’s accounts and the financial statements of the Company, and resolve on their submission to the Shareholders' Meeting;

VIII.  approve and to review the annual budget, the capital budget and business plan, and to formulate a capital budget proposal to be submitted to the Shareholders' Meeting for the purpose of profit retention;

IX.  decide on calling the Shareholders' Meeting, when it deems convenient to do so, or in article 132 of Law No. 6.404/76;

X.  submit the proposed allocation of the fiscal year net income to the Annual Shareholders' Meeting, as well as examine and resolve on the semi-annual balance sheets or balance sheets for shorter periods, and the payment of dividends or interest on shareholders’ equity deriving from said balance sheets, as well as resolve on the payment of interim or periodical dividends as retained earnings or appropriated retained earnings existing as of the latest annual or semi-annual balance sheet:

XI.  submit proposals to the Shareholders' Meeting, for share capital increase or reduction, grouping, bonus or splits of the Company's stock, as well as amendments to the Bylaws;

XII.  submit to the Shareholders' Meeting proposal for the Company’s liquidation, merger, spin-off and consolidation;

XIII.  approve the increase in the Company's share capital, regardless of amendment to the Bylaws, within the limits authorized in paragraph 1 of article 5 of these Bylaws, setting the price, the payment term and the conditions for issuing the shares, as well as the issuance of credit securities and other instruments convertible into shares within the limits authorized in paragraph 1 of article 5 of these Bylaws, and may also exclude the preemptive right or reduce the term for its exercise in the issue of shares, subscription warrants, credit securities and other instruments convertible into shares, the placement of which is made by sale on the stock exchange or by public subscription or in a public offer for the acquisition of Control, under the terms established by law;

XIV.  consider the issue of subscription warrants, as provided in Paragraph 3 of Article 5 of these Bylaws;

XV.  to grant, after approval by Shareholders' Meeting, share purchase options to managers, employees or individuals providing services to the Company or to its subsidiaries, without giving the shareholders preemptive rights, under the terms of plans approved at the Shareholders' Meeting;

XVI.  resolve on the negotiation with the Company’s shares for cancellation or to be held in treasury and respective sale, subject to the pertinent legal provisions;

XVII.  fix the amount of profit sharing for officers and employees of the Company and of its subsidiaries, with the power to decide not to offer them a share;

XVIII. decide on the payment or credit of interest on the Company’s shareholders’ equity to shareholders, under the terms of the applicable legislation;

XIX. authorize the acquisition or sale of investments in equity interests in amounts greater than five percent (5%) of the equity contained in the last balance sheet approved by the Annual Shareholders' Meeting, as well as to authorize the establishment of joint ventures or the achievement of strategic alliances with third parties;

XX.  appoint and dismiss the Company's Ombudsman;

XXI.  appoint and dismiss the members of the Audit Committee, fill vacancies that occur upon passing, resignation or dismissal and approve the body's By-Laws, subject to the provisions of Chapters VI and VII of these Bylaws;

XXII.  authorize the sale of personal and real estate properties of the permanent assets, the creation of liens and provision of guarantees for third-party obligations, whenever they exceed five percent (5%) of the equity reported in the last balance sheet approved at the Annual Shareholders' Meeting;

XXIII.  in special cases, grant specific authorization for particular documents to be signed by a single Officer, to be drawn-up in the appropriate book, except for the cases provided for in these Bylaws;

XXIV.  approve the contracting of the institution that provides the services of bookkeeping of shares or certificate of deposit of shares (“Units”);

XXV.  approve policies for the disclosure of information to the market and trading with the Company’s securities;

XXVI. choose the institution or company specialized in economic valuation of companies, to prepare an appraisal report for the Company's shares, in the event of cancellation of registration as a publicly-held company, as defined in Chapter X of these Bylaws;

XXVII. provide favorable or opposing statement with regard to any share acquisition public offering which purpose is the shares issued by the Company by means of a grounded previous opinion, disclosed within up to fifteen (15) days from the publication of the notice of public offer for acquisition of shares, which shall include at least: (i) the appropriateness and timeliness of the public offering for acquisition of shares regarding the interest of all shareholders and with regard to the liquidity of the securities held by them; (ii) the repercussions of the public offering for acquisition of shares on the interests of the Company; (iii) the strategic plans disclosed by the offeror in relation to the Company; and (iv) other issues deemed relevant by the Board of Directors, as well as information required by the applicable rules established by the Brazilian Securities and Exchange Commission;

XXVIII. resolve on any other matter that may be submitted to it by the Executive Board, and convening members of the Executive Board for joint meetings whenever it deems appropriate;

XXIX. create auxiliary, technical or advisory commission and/or committees, permanent or not, to define the respective responsibilities and powers other than those assigned to the Board of Directors itself under the terms of article 142 of Law 6.404/76, and to supervise its performance, as per article 16, §6 of these Bylaws;

XXX.  resolve on, subject to these Bylaws and the prevailing laws, their agenda and adopt or enact regulatory standards for their operation.

XXXI. establish the rules related to the Units, as provided for in Chapter XIII of these Bylaws;

XXXII. supervise the planning, operation, control and review of the management compensation policy for the Company's management; and

XXXIII. ensure that the management compensation policy adheres to the regulations disclosed by the Central Bank of Brazil.

Article 20. The Chairman of the Board of Directors shall:

I.  convene and preside over its meetings;

II.  call the Shareholders' Meeting;

III.  guide the preparation of Board meetings;

IV.  assign special duties to the Directors; and

V.  call, when the body is in operation, the serving members of the fiscal council to attend the meetings of the Board of Directors, agenda of which includes matters on which the Fiscal Council must give its opinion.

Section II

Executive Board

Article 21. The Company shall be managed by an Executive Board, pursuant to the applicable legal provisions and these Bylaws, consisting of at least three (3) and at most ten (10) Officers, shareholders or not, resident in the country and elected and dismissible at any time by the Board of Directors, among which, one (1) will be mandatorily appointed as Chief Executive Officer, one (1) will be mandatorily appointed as Investors Relations Officer and the others may be appointed Executive Vice-Presidents and Officers without specific designation.

Paragraph 1 The members of the Executive Board shall be elected from among persons of unblemished reputation and recognized professional competence.

Paragraph 2 The appointment of the positions referred to in the head provision of this article shall occur at the time of their election.

Paragraph 3 Without prejudice to the provisions of this article, any Officer may use his/her/its title plus an indication of the area for which he/she/it is answering for.

Paragraph 4 In the election of a new member of the Executive Board, or a substitute, in the event of vacancy, the term of office shall coincide with that of the other elected members.

Paragraph 5 The office of Investor Relations Officer may be taken cumulatively with another position on the Executive Board.

Article 22. In the event of absence or temporary impediment, the Chief Executive Officer shall be replaced by any other Officer appointed by the Executive Board, in a special meeting. The other Officers shall be replaced by another Officer, appointed by the Chief Executive Officer.

Paragraph 1. In case of vacancy of any of the Officers, the Board of Directors shall elect the substitute to complete the respective term of office.

Paragraph 2. For the purposes of the provisions of paragraph 1 of this Article, vacancy occurs with dismissal, death, resignation, permanent impediment, invalidity or unjustified absence for more than thirty (30) consecutive days.

Paragraph 3. The Officers shall exercise their terms of office for a period of two (2) years, being eligible for reelection, and shall remain in their positions until the investiture of their substitutes.

Article 23. It is forbidden entering into any contracts, agreements, commitments or other forms of commercial agreement between the Company and its managers, except if previously approved by the Board of Directors and provided that the conditions practiced by the market are observed.

Article 24. Respecting the powers of the Shareholders' Meeting and the Board of Directors provided for in these Bylaws, the Executive Board has the following duties:

I.  comply and ensure compliance with these Bylaws and with the resolutions of the Shareholders' Meeting and the Board of Directors;

II.  command the performance of the Company's business, within the general guidelines established by the Board of Directors;

III.  issue and approve instructions and bylaws that it deems useful or necessary, provided that the powers of the Board of Directors is observed;

IV.  represent the Company before municipal, state and federal public bodies;

V.  represent the Company before financial institutions, public or private, with powers to open accounts, sign checks and cash transactions, in compliance with the provisions of these Bylaws;

VI.  present the report and financial statements of each fiscal year to the Board of Directors. Together with the financial statements, the Executive Board shall present a proposal to the Board of Directors on the distribution to be given to the net income for the year, as provided for in Chapter VI of these Bylaws;

VII.  decide on the creation or cancellation of positions and functions, determine compensation, observing job and salary policies and the guidance of the Board of Directors;

VIII.  provide suretyship or accommodation in transactions of interest to companies in which the Company has equity interest;

IX.  authorize the acquisition or sale of investments in equity interests with third parties, comprised between three percent (3%) and five percent (5%) of the equity included in the last balance sheet approved by the Annual Shareholders' Meeting;

X.  authorize the sale of assets and properties, the creation of liens and provision of guarantee for third-party obligations, whenever between three percent (3%) and five percent (5%) of the equity reported in the last balance sheet approved at the Annual Shareholders' Meeting;" and

XI.  set out the functions and responsibilities of its members, according to the regulations of regulatory bodies and supervisory bodies of the Company's activities.

Paragraph 1. It is incumbent upon the Chief Executive Officer to:

(i)  conduct the preparation and execution of strategic plans, in all areas of the Company, aiming at ensuring its development, growth and business continuity, in the general guidance established by the Board of Directors;

(ii)  monitor the execution of the action plans of the areas, facilitating and integrating the work of the teams, aiming at optimizing efforts to achieve the Company's goals;

(iii)  identify opportunities, assess feasibility and make recommendations on new investments or new business development, with a view to ensuring an appropriate return to shareholders and safeguarding the security of the Company's assets;

(iv)  guarantee the practice of established governance, in line with the standards established by the Company's Board of Directors;

(v)  conduct the processes of changes in the organization's culture, oriented towards the continuous search for quality and high standards of individual and collective performance;

(vi)  maintain contacts with the management of companies, professional associations and government agencies to identify opportunities for expanding business or improving products, services and solutions that translate into benefits for customers, the market and the community in general;

(vii)  provide actions that meet the expectations of the relationship chain (stakeholders): shareholders, controllers, customers, employees, suppliers, competitors, the community in which it operates and the environment, which strengthens relationships ensuring the sustainable growth of the Company.

Paragraph 2. It is incumbent upon the Executive Vice-Presidents to: assist the Chief Executive Officer in carrying out his/her duties, as well as perform the duties assigned to him/her by the Chief Executive Officer.

Paragraph 3. It is incumbent upon the Investor Relations Officer to: (i) coordinate, manage, direct and supervise the work of investors relations, as well as represent the Company before shareholders, investors, market analysts, the Brazilian Securities and Exchange Commission, Stock Exchanges, and other institutions related to the capital market activities, in Brazil or abroad; and (ii) any other duties from time to time, as determined by the Board of Directors;

Paragraph 4. It is incumbent upon the Officers without specific designation: coordinate the areas assigned to them by the Board.

Article 25. The Officers, within their respective assignments, have broad powers of administration and management of the social businesses for the practice of all acts and the performance of all operations that are related to the Company's business purpose, except for the assumptions provided for in these Bylaws, including operations that may only be carried out with the prior resolution of the Shareholders' Meeting or the Board of Directors, as the case may be.

Article 26. Two Officers together shall be empowered to represent the Company, assuming obligations or exercising rights in any act, contract or document that entails responsibility for the Company, including providing guarantees to third party obligations, within the limits established in these Bylaws.

Paragraph 1. The Company shall also be obliged when represented: (i) by one (1) Officer together with one (1) attorney-in-fact, when so established in the mandate and pursuant to the powers granted therein; or (ii) by one (1) Officer or one (1) attorney-in-fact, when so established in the mandate and according to the extent of the individual powers; or (iii) by two (2) attorneys-in-fact together, when so established in the respective mandates and according to the extent of the powers granted therein;

Paragraph 2. Powers of attorney shall be granted by two (2) Officers together and shall specify the powers granted and the term of office, which cannot exceed one (1) year, except in the case of ad judicia powers of attorney, intended for defense of the Company's interests in court or in administrative procedures, which may be granted for an indefinite period.

Paragraph 3. Two Officers shall be empowered to decide on the installation, transfer or closure of branches, subsidiaries, chapters, offices or representations, in the country or abroad.

Paragraph 4 Any member of the Executive Board is responsible for the representation of the Company in court, in administrative proceedings or in acts that require the personal response from a legal representative.

Article 27. The Board of Directors shall meet validly with the presence of the majority of its respective members and shall resolve by the vote of the majority of those in attendance, called by the Chief Executive Officer, or, in his/her absences and impediments, by his/her substitute or by any other two (2) Officers jointly.

Paragraph 1. The previous call notice of the meeting as a condition for its validity shall be exempted upon the attendance of all Board members of the Company.

Paragraph 2. Minutes of the meetings are drawn up on the Book of Minutes of Meetings of the Board.

Paragraph 3. Each Officer is entitled to one (1) vote in meetings. The resolutions of the Executive Board are valid with the favorable vote of the majority of the attending Officers.

Paragraph 4. In case of a tie, the Chief Executive Officer shall cast a casting vote.

Paragraph 5. In addition to the members of the Executive Board who effectively attend the meeting, members who express their vote in writing transmitted by fax, electronic message, or any other means of communication that ensures the authorship of the document, shall be considered in attendance, as well as those who participate by conference call, videoconference or any other means of communication that allows the identification of the member and simultaneous communication with all other persons attending the meeting. The respective minutes must be subsequently signed by all members participating in the meeting.

Article 28. Acts performed by Directors, Officers, attorneys-in-fact or employees, in business foreign to the business purpose, are expressly prohibited, being null and ineffective in relation to the Company, including the provision of suretyship, accommodation, endorsement or any guarantee unrelated to the business purpose or that are contrary to the provisions of these Bylaws, with the exception of the provision of suretyship, accommodation or other guarantee necessary for the transfer and accommodation of an employee, by means of the joint signature of any two (2) Officers.

CHAPTER V

FISCAL COUNCIL

Article 29. The Company's Fiscal Council operates on a non-permanent basis, with the duties and powers provided by law, and is installed by resolution of the Shareholders' Meeting or at the request of the shareholders, in the cases provided for by law.

Paragraph 1. When installed, the Fiscal Council consists of three (3) acting and alternate members of equal number, shareholders or not, elected by the Shareholders' Meeting.

Paragraph 2. The investiture of the members of the Fiscal Council in their positions is done by a term drawn up in the appropriate book, signed by the sworn Director.

Paragraph 3. The Fiscal Council elects its President at the first meeting.

Paragraph 4. The resolutions of the Fiscal Council are always taken by majority vote and drawn up in the form of minutes in the proper book, signed by all in attendance.

Paragraph 5. The unified term of office of the members of the Fiscal Council ends at the Annual Shareholders' Meeting subsequent to that of their election.

Paragraph 6. In case of vacancy or impediment, the members of the Fiscal Council shall be substituted by their respective alternate.

Paragraph 7. In case of vacancy of the position of Fiscal Council member, the respective alternate fills the position. If there is no alternate member, a Shareholders’ Meeting shall be called to proceed with the election of a member for the vacant position.

CHAPTER VI

AUDIT COMMITTEE

Article 30. The Company shall have an Audit Committee, composed of a minimum of three (3) and a maximum of six (6) members, appointed by the Board of Directors, from among persons, members or not of the Board of Directors, who fulfill the required legal and regulatory conditions for the performance of the position, including the requirements that ensure his/her/its independence, one of them with proven knowledge in the areas of accounting and auditing, with a term of office of one (1) year, extending to the date of the investiture of the substitute members and being allowed the reappointment for up to four (4) consecutive times, pursuant to the applicable legislation.

Paragraph 1 After the expiry of the maximum limit for reappointments provided for in this Article 30, the member of the Audit Committee may only join such body in the Company after at least three years after the end of his/her/its previous term of office.

Paragraph 2 Up to one third (1/3) of the members of the Audit Committee may be reappointed to such body for an additional term of one (1) year, waiving the interstitial of three (3) years provided for in § 1, above.

Paragraph 3 When the members of the Audit Committee are to take office, its Coordinator shall be appointed.

Paragraph 4 The Audit Committee shall report directly to the Company’s Board of Directors.

Paragraph 5 In addition to other responsibilities conferred upon the Audit Committee by law or regulatory rule, it shall be incumbent upon the Committee to:

I – establish, in the Bylaws, the operational rules for its operation;

II – recommend to the Board of Directors the hiring or replacement of the independent auditors;

III – review prior to publication, the semi-annual accounting statements, including the notes, management reports and opinion of the independent auditor;

IV – evaluate the effectiveness of the independent and internal audits, including in regard to compliance with the legal provisions and rules applicable to the Company, in addition to the internal regulations and codes;

V – evaluate compliance, by the Company’s management, with the recommendations made by the independent or internal auditors;

VI – establish and publish the procedures for receiving and dealing with information on non-compliance with legal provisions and rules applicable to the Company, as well as the internal regulations and codes, and which shall also contemplate specific procedures for protecting the person providing the information and the confidentiality thereof;

VII – recommend to the Executive Board the adjustment or enhancement of policies, practices, and procedures identified within the scope of its duties;

VIII – meet, at least once every quarter, with the Executive Board and the independent and internal auditors, so as to check the compliance with their recommendations or points raised, including with regard to the planning of the respective audit work, with the content of such meetings registered in the minutes;

IX - meet with the Fiscal Council, if any, and with the Board of Directors, at their request, to discuss the policies, practices, and procedures identified within the scope of their respective duties;

X – prepare, at the end of the semesters ended on June 30 and December 31 of each year, the Report of the Audit Committee, in compliance with the applicable legal and regulatory requirements.

Paragraph 6 Together with the half–yearly financial statements, the Audit Committee shall publish a summary of the report referred to in item X of the previous paragraph.

CHAPTER VIII

OMBUDSMAN OFFICE

Article 31. The Company shall have an Ombudsman Office, consisting of an Ombudsman, who shall be appointed by the Board of Directors from among people who fulfill the minimum conditions and requirements to ensure its good operation, and must be proficient in issues related to ethics, consumer rights and defense and mediation of conflicts, with a thirty-six (36) month term of office, reelection being permitted.

Paragraph 1. It is incumbent upon the Ombudsman Office to:

I – provide services as a last resort to the claims of customers and products and services users that were not solved through the primary service channels of the Company;

II – Act as a communication channel between the Company and the customers and products and services users, including in the mediation of conflicts; and

III – inform the Company’s Board of Directors about the Ombudsman Office’s activities.

Paragraph 2. The Ombudsman Office shall have the proper conditions to work, as well as to act based on transparency, independence, impartiality, and immunity.

Paragraph 3. It is assured to the Ombudsman Office access to the information that is necessary for development of an adequate reply to the complaints received with total administrative support, when it may request information and documents for the performance of its activities in compliance with its attributions.

Article 32. The Ombudsman duties include the following activities:

(i)   to ensure compliance with the legal and regulatory rules relating to consumers rights and to act as a communication channel among the Company, customers and users of products and services, including in conflict mediation;

(ii) serve, register, instruct, analyze, and formally and adequately treat the claims of customers and products and services users of the Company;

(iii) provide any required clarifications and notify the claimants of the processes as to the status of their demands as well as of the actions taken, informing the deadline expected for their response;

(iv) inform the claimants about the deadline for the final response, which cannot exceed ten (10) business days;

(v) forward a conclusive response to the claimants' demand by the deadline specified in item (iv) above;

(vi) maintain the Company's Board of Directors updated on problems and weaknesses observed in the fulfillment of its duties and on the outcome of the measures adopted by the Company's management to address them; and

(vii) prepare and forward to the internal audit, to the audit committee and to the Board of Directors of the Company, as applicable, at the end of each semester, a quantitative and qualitative report about the activities developed by the Ombudsman Office in the performance of its duties.

Sole paragraph. The Board of Directors may remove the Ombudsman at any time, if he/she fails to comply with the duties provided for in article 31 and the activities established in this article 32 of the Company's Bylaws.

CHAPTER IX

FISCAL YEAR, FINANCIAL STATEMENTS,

RESERVES AND DIVIDENDS

Article 33. The fiscal year of the Company starts on January 1 and ends on December 31 of each year. At the end of each fiscal year, the financial statements for the fiscal year ended are drawn up, to be presented to the Shareholders' Meeting, in compliance with the relevant legal provisions.

Article 34. With the financial statements for the fiscal year, management shall submit to the approval of the Annual Shareholders' Meeting the proposal on the allocation of net income for the fiscal year, after deducting the interests referred to in article 190 of the Corporations Act, if applicable, in compliance with following order of destination:

(i)   five percent (5%) for establishment of the legal reserve, until the balance reaches twenty percent (20%) of the share capital, provided that the Company shall be exempted from creating the legal reserve in any fiscal year when its balance of legal reserve, accrued by the amount of the capital reserves set forth in article 182, paragraph 1 of the Corporations Act, exceeds thirty percent (30%) of the share capital;

(ii)   the portion necessary for payment of a mandatory dividend which shall not be smaller, in each fiscal year, than twenty-five percent (25%) of the adjusted annual net profit, as provided for by article 202 of the Corporations Act. and

(iii)    the balance shall have the destination that may be decided by the Shareholders' Meeting, as proposed by the Board of Directors, including for the formation of the reserve referred to in Article 35.

Sole paragraph. Income not allocated pursuant to this article shall be distributed as dividends, pursuant to paragraph 6 of article 202 of the Corporations Act.

Article 35. From the balance of the remaining net income after the deductions set forth in items (i) and (ii) of Article 34, above, as proposed by the Board of Directors, the Shareholders' Meeting may resolve on the formation of the following reserves: Reserve for Reinforcement of Working Capital and Reserve for Equalization of Dividends, being:

(i)  fifty percent (50%) as a Reserve for Reinforcement of Working Capital in order to guarantee financial means for the Company's operation; and

(ii)  fifty percent (50%) as a Reserve for Equalization of Dividends in order to guarantee funds for the continuity of the semiannual distribution of dividends, including in the form of interest on equity, or their advances.

Sole paragraph. The accumulated balance of the Reserve for Reinforecement of Working Capital and the Reserve for Equalization of Dividends, added to the balances of the other income reserves (except for the unrealized income reserves, the contingency reserves and the tax incentive reserve), may not exceed 100% (one hundred percent) of the value of the Company's share capital, pursuant to the Corporations Act.

Article 36. The Company may, by resolution of the Board of Directors, during the fiscal year and until the Annual Shareholders' Meeting:

(i)  declare interim and intermediate dividends, including by way of partial or total advance of the mandatory dividend, to the account of accumulated profits or profit reserves existing in the last annual or half-yearly balance sheet;

(ii)  determine the drawing up of quarterly or shorter balance sheets and distribute dividends or interest on shareholders’ equity, including by way of partial or total advance of the mandatory dividend, subject to the relevant legal and statutory provisions; and

(iii)  authorize the distribution of profits to shareholders as interest on shareholders’ equity, including by way of total or partial replacement of the dividends whose declaration is optional under this Article, whose amount may be attributed to the mandatory dividend, under article 9, paragraph 7, of Law no. 9.249/95.

Paragraph 1. The dividends declared according to the main section of this Article are conditioned to future approval in the General Shareholders´ Meeting.

Paragraph 2. Dividends made available to shareholders and unclaimed expire within three (3) years, counting from the date they are made available to shareholders, and, once barred by law, are reversed in favor of the Company.

CHAPTER X
DISPOSAL OF CONTROL AND CANCELLATION OF PUBLIC COMPANY REGISTRATION

Section I

Definitions

Article 37. For the purposes of this Chapter X, the following terms in capital letters shall have the following meanings:

"Controlling Shareholder" means the shareholder or the group of shareholders exercising the Company's Controlling Power.

"Transferor Controlling Shareholder" means the Controlling Shareholder when it promotes the disposal of the Company's control.

“Controlling Shares” means the block of shares that directly or indirectly assures their holders the individual and/or shared exercise of the Company's Controlling Power.

"Outstanding Shares" means all shares issued by the Company, except for the shares held by the Controlling Shareholder, by persons related to them, by the Company's managers and those in treasury.

“Disposal of the Company’s Control" means the transfer to a third party, on remunerated basis, of the Controlling Shares.

“Transferee” means the one to whom the Transferor Controlling Shareholder transfers the Controlling Shares upon a Disposal of the Company's Control.

“Group of Shareholders” means the group of persons: (i) bound by contracts or agreements for vote of any nature, whether directly or by means of controlled companies, controlling companies, or companies under a common control, or (ii) between which there is a control relationship; or (iii) under common control.

“Controlling Power” or “Control” means the power effectively used to direct the corporate affairs and guide the operation of the Company’s bodies, directly or indirectly, de jure or de facto, regardless of equity interest held. A controlling interest shall be deemed to exist in relation to the person or Group of Shareholders holding the amount of shares necessary to ensure an absolute majority of votes of the shareholders in attendance at the most recent three (3) Shareholders’ Meetings of the Company, even if they do not hold the number of shares that actually should provide them with an absolute majority of the voting stock.

"Economic Value" means the Company’s and its shares’ price to be determined by a specialized company, using a recognized methodology or based on another criterion to be defined by Brazilian Securities and Exchange Commission.

Section II
Disposal of the Company's Control

Article 38. The Disposal of the Company's Control, directly or indirectly, whether in a single transaction or through successive transactions, shall be entered into under the condition precedent or condition subsequent that the Transferee agrees to make a public offering to acquire the shares of all the other shareholders, with due regard for the same conditions and terms provided for in the legislation in force, in order to assure them the same treatment as that afforded to the Transferor Controlling Shareholder.

Sole paragraph. The Disposal of the Company's Control depends on the approval of the Central Bank of Brazil.

Article 39. The public offer referred to in the previous article shall also be made:

I - in the event of a burdensome assignment of rights of subscription of shares and other instruments or rights related to securities convertible into shares which may result in the Disposal of the Company's Control; or

II - in the event of disposal of Control of a company that holds the Company’s Controlling Power, in which case the Transferor Controlling Shareholder shall be required to declare to B3 S.A. – Brasil, Bolsa, Balcão the amount attributed to the Company in such disposal and attach a document supporting such amount.

Article 40. Whoever acquires the Control Power on account of a private instrument for the purchase of shares entered into with the Controlling Shareholder, involving any quantity of shares, shall be obligated to:

I - make the public offering referred to in article 38 of these Bylaws; and

II - pay, as indicated below, an amount equivalent to the difference between the price of the public offer and the amount paid per share, eventually acquired in stock exchange during the six (6) months previous to the date of acquisition of the

Controlling Power, duly updated to the moment when the payment is made. Such amount shall be distributed among all individuals that sold the Company’s shares in the trading floors in which the Transferee made the acquisitions, proportionately to the daily net selling balance of each one, and B3 S.A. – Brasil, Bolsa e Balcão shall be responsible for making the distribution, under the terms of its regulations.

Section III
Cancellation of Publicly-held Company Registration

Article 41. In the public tender offer to be made, compulsorily, by the Controlling Shareholder or by the Company for the cancellation of the Company´s registration as a publicly-held company, the minimum price to be offered shall correspond to the Economic Value determined in the appraisal report, referred to in article 42 of these Bylaws, observed the legal and regulatory standards.

Article 42. The appraisal report referred to in Chapter X of these Bylaws must be prepared by a specialized institution or company, with proven experience and independent from the Company, its management and Controlling Shareholder, as well as their decision power, and the report must also satisfy the requirements of § 1 of article 8 of Law 6404/76 and contain the responsibility provided for in Paragraph 6 of the same article 8.

Paragraph 1. The choice of the specialized institution or company responsible for determining the Company's Economic Value referred to in Chapter X of these Bylaws is the exclusive responsibility of the Board of Directors.

Paragraph 2. The costs of preparing the appraisal report shall be fully borne by those responsible for the actual tender offer of purchase of shares.

Section IV
Ordinary Provisions

Article 43. One single public offering for the acquisition of shares may be organized to meet more than one of the purposes provided under this Chapter X of these Bylaws or in the regulations issued by the Brazilian Securities and Exchange Commission, provided that the procedures of all types of public offerings for the acquisition of shares may be harmonized and that there is no prejudice to the targets of the offering, and the authorization of Brazilian Securities and Exchange Commission is obtained when so requested by the applicable law.

Article 44. The Company or the shareholders responsible for making the public offerings for the acquisition of shares provided for in this Chapter X of these Bylaws, in the Novo Mercado Regulations or in the regulations issued by Brazilian Securities and Exchange Commission, may guarantee the public offering by any shareholder, third party and, as the case may be, by the Company. The Company or shareholder, as the case may be, are not exempt from the obligation of making the public offering for acquisition of shares up to the occasion on which such public offering is concluded in compliance with the applicable rules.

CHAPTER XI
ARBITRATION

Article 45. The Company, its shareholders, managers and members of the Fiscal Council undertake to resolve, through arbitration, any and all disputes or controversies that may arise between them, related to or arising in particular from the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in the Arbitration Rules of the Arbitration Chamber (Câmara de Arbitragem do Mercado) established by B3 S.A. – Brasil,

Bolsa e Balcão (“Arbitration Rules”), in the Sanction Regulation, in this Bylaws, the provisions of Law No. 6.404/76, in the rules issued by the National Monetary Council, the Central Bank of Brazil or the Brazilian Securities and Exchange Commission, and other rules applicable to the operation of the capital market in general, before the Arbitration Chamber of the B3, in accordance with its Arbitration Rules.

Paragraph 1. The arbitration procedure shall be instituted before the Arbitration Chamber of B3, under the terms of its Arbitration Rules.

Paragraph 2. Without prejudice to the validity of this arbitration clause, the request for urgent measures by the Parties, before the formation of the Arbitral Tribunal, shall be referred to the Judiciary Branch, pursuant to item 5.1.3 of the Arbitration Rules of the Arbitration Chamber of B3.

Paragraph 3. The Brazilian law shall be the sole law applicable to the merits of any and all disputes, as well as to the performance, construal and effectiveness of this arbitration clause.

Paragraph 4. The arbitration proceeding shall be conducted in the City of São Paulo, State of São Paulo, where the arbitration award shall be rendered. The arbitration shall be managed by the Arbitration Chamber of B3 itself, being conducted and determined pursuant to the applicable provisions of the Arbitration Regulation.

CHAPTER XII

LIQUIDATION

Article 46. The Company shall be wound-up in the events provided for in law, and the Shareholders' Meeting shall be incumbent upon electing the liquidator, as well as the Fiscal Council, which shall operate during the period of winding-up, according to the legal formalities.

Sole Paragraph. In the event of liquidation of the Company, after the creditors are paid or guaranteed, the assets of the company shall be assessed, and the remaining assets, if any, shall be distributed to the shareholders in the same proportion of the number of shares held by them in the share capital of the Company.

CHAPTER XIII
UNITS ISSUANCE

Article 47. The Company may sponsor the issuance of share deposit certificates (hereinafter referred to as "Units" or individually as "Unit").

Paragraph 1. Each Unit shall represent one (1) common share and one (1) preferred share issued by the Company, observing that the Board of Directors may define transitional rules for the composition of the Units due to the approval of the increase in share capital by the Central Bank of Brazil. During this transition period, the Units may include share subscription receipts. Units shall be in book-entry form.

Paragraph 2. The Units shall be issued in the case of a public offering of primary and/or secondary distribution or at the request of the shareholders who so wish, subject to the rules to be set by the Board of Directors in accordance with the provisions of these Bylaws.

Paragraph 3. Only shares free of liens and encumbrances may be deposited for the issue of Units.

Article 48. Except in the event of cancellation of the Units, ownership of the shares represented by the Units shall only be transferred by transferring the Units.

Article 49. The Unit holder shall have the right, at any time, to request the depository financial institution to cancel the Units and deliver the respective deposited shares, observing the rules to be set by the Board of Directors in accordance with the provisions of these Bylaws.

Paragraph 1. The cost of transferring and canceling the Unit of the respective holder may be charged.

Paragraph 2. The Board of Directors of the Company may, at any time, suspend, for a certain period, the possibility of issuing or canceling Units provided for in article 47, paragraph 2 and in the head provision of this article, respectively, in the case of the start of a public offering of primary and/or secondary distribution of Units, in the local and/or international market, in which case the suspension period cannot exceed one hundred and eighty (180) days.

Paragraph 3. The Units that have burden, lien or encumbrances may not be canceled.

Article 50. The Units shall grant their holders the same rights and advantages as the deposited shares.

Paragraph 1 The right to participate in the Shareholders' Meetings of the Company and exercise in them all the prerogatives conferred on the shares represented by the Units, upon proof of their ownership, rests exclusively with the Units holder. The holder of the Unit may be represented at the Shareholders' Meetings of the Company by an attorney-in-fact appointed under the terms of article 6, paragraph 2 of these Bylaws.

Paragraph 2. In the event of a split, reverse split, bonus or issue of new shares through the capitalization of profits or reserves, the following rules shall be observed in relation to the Units:

(i) In the event of an increase in the number of shares issued by the Company, the depository financial institution shall register the deposit of the new shares and credit new Units to the account of the respective holders, in order to reflect the new number of shares held by the holders of the Units, always keeping the proportion of one (1) common share and one (1) preferred share issued by the Company for each Unit, and the shares that are not eligible to constitute Units shall be directly credited to the shareholders, without the issue of Units.

(ii) In the event of a reduction in the number of shares issued by the Company, the depository financial institution shall debit the Units deposit accounts of the holders of the grouped shares, performing the automatic cancellation of Units in a sufficient number to reflect the new number of shares held by holders of the Units, always keeping the proportion of one (1) common share and one (1) preferred share issued by the Company for each Unit, and the remaining shares that are not eligible to constitute Units shall be delivered directly to the shareholders, without the issuance of Units.

Article 51. In the case of exercise of the preemptive right to subscribe shares issued by the Company, if any, the depository financial institution shall create new Units in the book-entry record book and credit these Units to the respective holders, in order to reflect the new amount of preferred shares and common shares issued by the Company deposited in the deposit account linked to the Units, always observing the proportion of one (1) common share and one (1) preferred share issued by the Company for each Unit, with the shares that not eligible to constitute Units shall be credited directly to shareholders, without the issue of Units. In case of exercise of the preemptive right to subscribe other securities issued by the Company, there shall be no automatic credit of Units.

Article 52. The holders of Units shall be entitled to receive shares resulting from a spin-off, merger or consolidation involving the Company.

Article 53. The Units shall always be created or canceled, as the case may be, in the book-entry record book, in the name of B3 S.A. – Brasil, Bolsa e Balcão, as the respective fiduciary owner, who shall credit them in the custody accounts of the respective Units' holders. In the event that shares are assigned to the holders of Units and such shares are not eligible to constitute new Units, these shares shall also be deposited with B3 SA – Brasil, Bolsa e Balcão, as the Units' fiduciary owner, who shall credit them in the custody accounts of the respective holders.

CHAPTER XIV

GENERAL AND TRANSITORY PROVISIONS

Article 54. Any cases not addressed in these Bylaws shall be governed by the principles of the Law and any laws, decrees, resolutions, and other acts enacted by the competent authorities.

Article 55. The provisions contained in Chapters X (Disposal of the Company´s Control and Cancellation of Publicly-Held Company Registration) and XI (Arbitration), as well as in Article 5, Paragraph 11 and Article 53 of these Bylaws shall only be effective from the date of acquisition of registration of the Company as a publicly-held company (category A) before the Brazilian Securities and Exchange Commission.

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